UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On September 9, 2025, Gamehaus Holdings Inc. (the “Company”) issued a press release announcing its unaudited financial results for the fourth quarters and the fiscal years ended June 30, 2025 and 2024, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2025

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Exhibits Index

Exhibit No.	Description
99.1	Press Release - Gamehaus Holdings Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2025.